UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 26, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Changes in Registrant's Certifying Accountant.

On June 26, 2025, the Audit Committee of the Board of Directors (the "Audit Committee") of Integrated Media Technology Limited (the "Company") approved the engagement of Ramirez Jimenez International CPAs ("RJI CPAs") as the Company's new independent registered public accounting firm for the year ended December 31, 2024. The engagement is effective on June 26, 2025. In connection with the selection of RJI CPAs, the Audit Committee dismissed Audit Alliance LLP. ("Audit Alliance") as the Company's independent registered public accounting firm on June 26, 2025.

During the period from December 30, 2021 through June 26, 2025, the period during which Audit Alliance was engaged as the Company's independent registered public accounting firm, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreement in their reports. In addition, during the period from December 30, 2021 and through June 26, 2025, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K).

The report of Audit Alliance on the Company's consolidated statement of financial position and related consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows (collectively, the consolidated financial statements) as of and for the year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Audit Alliance's audit report on the consolidated financial statements as of and for the fiscal year ended December 31, 2024 had not yet been issued at the time of dismissal.

The Company provided Audit Alliance with a copy of this Form 6-K and requested that Audit Alliance provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Audit Alliance's letter is furnished as Exhibit 99.1 to this Form 6-K.

During the period from December 30, 2021 and through June 26, 2025, the period during which Audit Alliance was engaged as the Company's independent registered public accounting firm, neither the Company nor anyone on its behalf, has consulted RJI CPAs with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or the effectiveness of internal control over financial reporting, where either a written report or oral advice was provided to the Company that RJI CPAs concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter from Audit Alliance to the Securities Exchange Commission dated June 26, 2025